                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF FEBRUARY 2015

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Via Gaetano Negri 1
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA GROUP: 2015-2017 STRATEGIC PLAN APPROVED, CUMULATIVE INVESTMENTS PLANNED TOTALLING AROUND 14.5 BILLION EUROS OVER THE THREE YEAR PERIOD:

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APPROXIMATELY 10 BILLION EUROS INVESTMENT IN ITALY AND OVER 14 BILLION REAIS (OVER 4 BILLION EUROS) IN BRAZIL

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IN ITALY APPROXIMATELY 3 BILLION EUROS EARMARKED OVER THE THREE YEAR PERIOD FOR THE DEVELOPMENT OF OPTIC FIBRE, AN INCREASE OF 1.1 BILLION FROM THE FIGURE IN THE PREVIOUS PLAN

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NGN AND LTE COVERAGE TO ACCELERATE MASSIVELY: AT THE END OF 2017, OPTIC FIBRE WILL REACH 75% OF THE POPULATION, AND 95% WILL HAVE ACCESS TO 4G

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DOMESTIC EBITDA STABILISATION TARGET CONFIRMED FOR 2016 AND INCREASED PERFORMANCE EXPECTED IN 2017

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RATIO OF ADJUSTED FINANCIAL DEBT TO EBITDA REPORTED TO BE DECREASING  FROM THE CURRENT  3X TO 2.5X BY THE END OF 2017

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THE BOARD WILL DECIDE ON THE 2014 DIVIDEND DISTRIBUTION IN ITS MEETING ON 19 MARCH; IT IS IN FACT MINDED TO PROCEED TO PAY ONLY THE MINIMUM DIVIDEND ON THE SAVINGS SHARES AS SET OUT IN THE BYLAWS

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THE START OF THE PRELIMINARY PROCEDURES FOR THE IPO FOR THE TOWERS COMPANY RESOLVED

Rome, 20 February 2015

The Board of Directors of Telecom Italia met yesterday, chaired by Giuseppe Recchi, to approve the three year Strategic Plan for 2015-2017 that, building on what has been achieved in the last year, envisages a stepping up of the innovative investment programme in both Italy and Brazil.

In particular, investments in Italy in the three year period 2015-2017 will total approximately 10 billion euros, around 5 billion of which solely for innovative developments (NGN, LTE, Cloud Computing , Data Centres, Sparkle and Transformation). By the end of 2017, Telecom Italia will reach 75% of the population with optic fibre, and over 95% with the 4G mobile network, positioning itself as leader in the infrastructure development of the Country. In Brazil, total investment will be increased to over 14 billion reais (corresponding to over 4 billion euros, at current exchange rate).

Of the roughly 5 billion investment to be made in innovation on the domestic market, almost 3 billion euros, 1.1 billion more than in the previous plan, will be earmarked for the development of optic fibre, with approximately 500 million euros for FttH technology. By 2017 this acceleration of investment in optic fibre is expected to increase the number of active customers by approximately 1 million compared to the targets of the previous plan.

Mobile broadband can count on 900 million in investment to complete the extension plan that is already in an advanced phase of completion; at the same time, geographic coverage in Italy will improve, reaching 90% of the country by the end of 2017.

The five areas of innovative technology development are therefore:

•

2.9 billion euros will be dedicated to the development of fixed ultrabroadband with optic fibre;

•

900 million euros will be allocated to mobile ultrabroadband;

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Approximately 500 million euros planned for the creation of new Data Centres to support Cloud services and to introduce innovation in IT systems for new offer and business models;

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200 million euros for the development of international connections in fibre (Telecom Italia Sparkle);

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500 million euros for Transformation activities to simplify and upgrade the infrastructure, to achieve a structural reduction in operating costs.

In Brazil the planned investments over the three year period will total over 14 billion reias (corresponding to over 4 billion euros), and will enable 4G coverage to be extended to over 15,000 sites, and 3G coverage to over 14,000 sites by 2017.

***

The aim of this acceleration of investments is to create the foundations for growth in turnover based increasingly on the spread of innovative services with digital content.

The new Plan further strengthens the pathway to technological  leadership the Group started on last year, and it will also continue to focus on the development of the IT Digital platforms, the Data Centres and Big Data, which contribute to characterise the "core business" of Telecom Italia, with enriched connectivity through innovative and digital services.

In particular, Telecom aims to grasp the opportunities deriving from the so-called Quadruple Play, namely the joint offer of fixed and mobile telephony, broadband/ultrabroadband connectivity and premium content that can be accessed Any Time, AnyWhere on Any Device.

Thanks to this offer of services, Telecom Italia confirms its role as enabler of the new digital life, making available not only forms of entertainment in very high definition even on mobile devices, but also improving the daily lives of their customers (electronic government and healthcare, smart homes, digital identity, electronic payment systems).

As for the business world, with this Plan, Telecom Italia is further consolidating its role as reference partner of Italian companies, thanks to a broad and modular offer of both traditional solutions (based on connectivity), and advanced ones (available through cloud computing), that can promote the growth of enterprises both in Italy and abroad.

No less important is the role of Telecom Italia in promoting the culture of innovation in our Country, in the form of a Public Private Partnership, thanks also to constant research and service innovation. In this sense, the activities carried out to promote the best Italian digital start-ups by TIM Working Capital, are important, as is the support provided to  Italian schools, universities and training through the Joint Open Labs, structures for collaboration between companies and universities.

The acceleration in investments and ultrabroadband infrastructure will therefore be combined with a renewed commercial strategy based on service quality and simplification of the fixed, mobile and internet offer under the single TIM brand.

The 2015-2017 plan envisages cost efficiency activities to achieve savings of around 1 billion over the three year period.

The increase in investment and the creation of new technology infrastructure networks mean that new professional skills must be recruited into the business. The Plan estimates that around 4,000 people will be recruited by the company over the next four years, thanks also to the new legislation drafted by the government (the "Jobs Act"). Despite this, the Telecom Italia Group has set itself the target of reducing labour costs by a total of 100 million euros.

***

The sharp acceleration in investments together with the possibility of increasing turnover and margins due to the spread of innovative services lead to the definition of the following Group targets:

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Group EBITDA growing year-on-year in 2017

o

Domestic EBITDA stabilisation target confirmed for 2016 and increased performance expected in 2017

o

In Brazil, EBITDA is expected to grow continuously throughout the years of the plan

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Cumulative Group capex over the three year period of approximately 14.5 billion euros

o

Cumulative domestic capex over the three year period of approximately 10 billion euros

o

Cumulative capex in Brazil over the three year period of more than14 billion reais

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The ratio of adjusted financial debt to EBITDA reported, to be decreasing from the current 3x to 2.5x by the end of 2017

***

IPO PROCEDURE FOR THE TOWERS COMPANY (INWIT)

The Board of Directors resolved to start the preliminary activities for the IPO (Initial Public Offering) of Inwit S.p.A. In particular, it approved the transfer to Inwit of the branch of the business composed of around 11,500 sites currently operated by Telecom Italia (Towers) which host the radio transmission equipment for the mobile telephony networks of Telecom Italia itself as well as radio equipment of other operators.

Currently Telecom Italia holds the entire share capital of Inwit, and in any event intends to maintain its majority holding after the IPO.

***

Any proposal to pay out dividends will only be decided at the meeting to approve the draft financial statements, scheduled for the BOD on 19 March; as it stands, it is likely that payment of a dividend will be limited to savings shares only for the current year.

The 2015-2017 Strategic Plan will be illustrated to the financial community during a conference call scheduled for today at 12.00 p.m. (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until 27 February by calling: +39 06 334843 (access code 741222#).

The presentation Slides, with an opportunity to follow the event in audio and video streaming, will be available at: www.telecomitalia.com/fy2014andplan/eng.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

Endnotes

Note that this press release contains forward-looking statements about Telecom Italia Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 20th, 2015

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager